Exhibit 99.1

Press Release

Company Contact:

David Faulkner

Cimetrix Incorporated

Phone: (801) 256-6500

Fax: (801) 256-6510

dave.faulkner@cimetrix.com

Media & Analysts Contact:

Stew Chalmers

Positio Public Relations

Phone: (408) 453-2400

Fax: (408) 453-2404

stew@positio.com

Cimetrix Announces 2006 Year-End Financial Results

SALT LAKE CITY, UT — April 2, 2007 — Cimetrix, Inc. (OTC: CMXX), a leading provider of factory automation software and solutions for the global semiconductor and electronics industries, today reported financial results for the year ended December 31, 2006.

Revenue for the fourth quarter increased 14% compared to the same period in 2005. Total revenue for 2006 increased 19% year-over-year to $5,556,000. Total operating costs in 2006 increased to $6,664,000 from $5,261,000 in 2005. The Company reported a net loss of $1,149,000, or $0.04 per basic and diluted share in 2006, compared to a net loss of $706,000, or $0.02 per basic and diluted share in 2005.

The year-over-year increase in revenue resulted from strong runtime software license sales associated with the shipment of equipment by the Company’s equipment supplier customers, combined with across the board increases in professional services projects. The year-over-year increase in operating expenses was attributable to increased cost of revenues associated with the increase in professional services revenues, an increase in non-cash depreciation and amortization, which grew to $432,000 in 2006 from $191,000 in the prior year, and a charge of $350,000 during 2006 in non-cash, share-based compensation resulting from the adoption of SFAS 123R on January 1, 2006.  Deprecation and amortization increased as a result of the acquisition of EFS Solutions in the fourth quarter of 2005, while the non-cash share-based compensation expense was not required in prior years. Without the increase in these two non-cash expenses, the Company’s operating results would have improved comparatively from 2005.

“Although total revenue increased 19% year-over-year, two primary factors contributed to lower than anticipated results in 2006. First, the industry adoption of the Interface A standards by leading semiconductor integrated device manufacturers (IDMs) proceeded slower than anticipated. This resulted in lower than expected revenues for new software licenses. Second, several large end-user projects were delayed by customers and this resulted in lower than anticipated services revenue from our newly-formed Data Management Solution Center,” said Bob Reback, president and CEO. “Our long-term strategy is on track. Today, 50% of the top-tier semiconductor equipment suppliers worldwide have now selected the CIMPortal™ product line for Interface A compliance and Cimetrix is viewed as the leader in semiconductor equipment connectivity. This positions us to receive a future stream of new software license revenue as IDMs start requiring Interface A on new tool deliveries.”

“Additionally, Cimetrix’s strategy to be the full solution provider to its existing base of semiconductor equipment supplier customers continues to make progress. In 2006, we achieved a significant increase in services revenue from our Original Equipment Manufacturer Solution Center (OEM Solution Center),” said Mr. Reback. “Each of these services projects will lead to new software license revenue as equipment suppliers begin shipping tools using Cimetrix’s software that is embedded within the equipment control system.”

2006 Highlights

•                  Strengthened reputation for providing “best-in-class” products for semiconductor equipment suppliers with introduction of CIMPortal product line.

•                  CIMPortal 1.0 released after one year of use in fab production environments.

•                  Received Semiconductor International magazine’s Editor’s Choice Best Product Award, joining CIMConnect™ and CIM300™ in Cimetrix’s family of award-winning connectivity products.

•                  Achieved new milestone with ten of the top 20 semiconductor 300mm equipment suppliers worldwide adopting Cimetrix connectivity products.

•                  Expanded Global Services capabilities to provide better factory automation and outsourcing with new OEM Solution Center.

•                  Launched new Data Management Solution Center, which we anticipate will leverage Cimetrix’s leadership with equipment suppliers into new end user market opportunities.

Outlook for 2007

Industry analysts have estimated that the semiconductor equipment market will be flat to negative in 2007 as semiconductor chipmakers digest capital purchases made in 2006. However, Cimetrix is projecting a double-digit increase in year-over-year revenue as its growth initiatives gain momentum. The Company has a corporate goal to post positive EBITDA on a quarterly basis in 2007. “While the overall semiconductor capital equipment industry may be flat year-over-year, we expect to have another year of revenue growth,” said Mr. Reback. “We entered the year with a strong backlog of professional services projects and a number of customer programs that will begin to ship in volume after the successful completion of development projects. We also expect continued growth in the Interface A marketplace where we have a leadership position, particularly as chipmakers begin more comprehensive implementation of this new standard.”

About Cimetrix Incorporated

Cimetrix designs, develops, markets and supports factory automation software for the global semiconductor and electronics industries. Cimetrix’s connectivity software allows equipment manufacturers to quickly implement the SECS/GEM standards, with over 10,000 connections shipped worldwide. It also provides solutions to meet the 300mm SEMI communications standards, with OEM customer installations in all major 300mm fabs, and products designed for the new Interface A standards. Cimetrix’s PC-based motion control software is used by leading equipment manufacturers for demanding robotic applications. Cimetrix provides total solutions for its customers with engineering services and passionate technical support. Major products include CIMConnect™, CIM300™, CIMPortal and CODE™ (Cimetrix Open Development Environment). For more information, please visit www.cimetrix.com.

Safe Harbor Statement:

The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Statements about the Company’s prospects for future growth and results of operations are forward-looking statements. The comments made by the Company’s senior management in regards to future revenue and results are based on current expectations and involve risks and uncertainties that may adversely affect expected results including but not limited to capital expenditures by semiconductor chip manufacturers, market acceptance of the Company’s products, the timing and degree of adoption of Interface A by the semiconductor industry, the ability of the Company to control its costs associated with providing products and services, the mix between products and services (which generally have higher associated costs of revenue) provided by the Company, the competitive position of the Company and its products, which include CODE, CIMConnect, CIM300 and CIMPortal product families, the economic climate in the markets in which the Company’s products are sold, technological improvements, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission.  Many of these factors are beyond the control of the Company.  Reference is made to the Company’s most recent filing on Form 10-K, which further details such risk factors.

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CIMETRIX INCORPORATED AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31,
ASSETS	2006	2005

Current assets:
Cash and cash equivalents	$313,000	$778,000
Accounts receivable, net	1,337,000	1,289,000
Inventories	11,000	—
Prepaid expenses and other current assets	45,000	61,000
Total current assets	1,706,000	2,128,000

Property and equipment, net	177,000	189,000
Intangible assets, net	563,000	894,000
Goodwill	64,000	64,000
Other assets	28,000	20,000

	$2,538,000	$3,295,000

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$153,000	$162,000
Accrued expenses	378,000	269,000
Deferred revenue	614,000	405,000
Current portion of notes payable — related parties, net	—	199,000
Current portion of notes payable, net	25,000	502,000
Total current liabilities	1,170,000	1,537,000

Long-term liabilities:
Notes payable — related parties, net	154,000	—
Notes payable, net	292,000	—
Total long-term liabilities	446,000	—

Total liabilities	1,616,000	1,537,000

Commitments and contingencies

Stockholders’ equity:
Common stock; $.0001 par value, 100,000,000 shares authorized, 31,952,432 shares issued	3,000	3,000
Additional paid-in capital	31,753,000	31,440,000
Treasury stock, at cost	(49,000)	(49,000)
Accumulated deficit	(30,785,000)	(29,636,000)

Total stockholders’ equity	922,000	1,758,000

	$2,538,000	$3,295,000

CIMETRIX INCORPORATED AND SUBSIDIARIES

Consolidated Statements of Operations

	Years Ended December 31,
	2006	2005	2004
Revenues:
New software licenses	$2,783,000	$2,649,000	$2,841,000
Software license updates and product support	1,095,000	1,098,000	902,000
Total software revenues	3,878,000	3,747,000	3,743,000
Professional services	1,678,000	923,000	799,000

Total revenues	5,556,000	4,670,000	4,542,000

Operating costs and expenses:
Cost of revenues	2,275,000	1,539,000	1,338,000
Sales and marketing	1,234,000	1,028,000	948,000
Research and development	1,037,000	1,153,000	718,000
General and administrative	1,686,000	1,350,000	1,016,000
Depreciation and amortization	432,000	191,000	131,000

Total operating costs and expenses	6,664,000	5,261,000	4,151,000

Income (loss) from operations	(1,108,000)	(591,000)	391,000

Other income (expense):
Interest income	26,000	42,000	12,000
Interest expense	(72,000)	(165,000)	(269,000)
Gain on extinguishment of debt	—	8,000	22,000
Other income (expense)	5,000	—	8,000

Total other expense, net	(41,000)	(115,000)	(227,000)

Income (loss) before income taxes	(1,149,000)	(706,000)	164,000

Provision for income taxes	—	—	—

Net income (loss)	$(1,149,000)	$(706,000)	$164,000

Income (loss) per common share:
Basic	$(0.04)	$(0.02)	$0.01
Diluted	$(0.04)	$(0.02)	$0.01

Weighted average number of shares outstanding:
Basic	31,927,000	30,458,000	27,730,000
Diluted	31,927,000	30,458,000	28,311,000